RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Update on Drilling

THUNDER BAY, ON, February 14, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce a successful start to the 2,00-metre drill program announced on January 12th, and provide an update on the exploration plans at the Carrizal Property, III Region, Chile.

Highlights

  Drilling started ahead of schedule on January 24th and to date, 5 holes totalling approximately 1,000 metres have been completed
  All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits
  Deepest intercept at 200 m vertical depth, 100 m below historic artisanal mine workings
  Diamond drill core has given valuable alteration and structural information not seen in previous RC drilling

Diamond Drilling

All five drillholes to date have been focused at the northern end of the previously drilled Farellon project close to the artisanal mine workings.  All five drill holes have intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with iron oxide copper gold ("IOCG") deposits and breccia zones up to 20 metres in width.  Significant elements noted in initial observations include widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

Drill intercepts have extended the continuity of the Farellon vein by approximately 100 metres along strike to the north and down to a vertical depth of approximately 200 metres, approximately 75 metres deeper than previous intercepts.

Figure 1: Chalcopyrite, pyrrhotite and pyrite in quartz vein FAR-22-012

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Figure 2: Brecciated structures with potassic alteration FAR-22-12

Figure 3: Chalcophyrite mineralization FAR-22-013

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Table 1: Summary of Holes

Drillhole	Target	Length	Highlights
FAR-22-012	Farellon North	143	9 metre zone with visible copper sulphide mineralization, infill gap in historic drilling
FAR-22-013	Farellon North	170	Extending known mineralization down dip by ~50 m, 23 metre zone of quartz/calcite veining with copper sulphides
FAR-22-014	Farellon North	158	Step out ~100m along strike
FAR-22-015	Farellon North	266	Down dip from FAR-22-014
FAR-22-016	Farellon North	286	Extend known mineralization to 196 metres vertical depth

Sampling is ongoing for drillholes FAR-22-012 to FAR-22-16 and no visual estimates of grade have been made. Assay lab expected turn-around times are estimated to be four to six weeks from receipt of samples.

Caitlin Jeffs, President, CEO, stated:

"We are very pleased with the progress of the drill program thus far. The intensity of the alteration, the presence of significant brecciation along with the quantities of copper sulphides we are seeing have confirmed our belief that the Carrizal Property has the potential to host a significant IOCG mineralizing system."

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

Health and Safety

The health and safety of our personnel and contractors is always top priority to Red Metal. The current situation presents new challenges above and beyond what we normally face while working in the field. Red Metal has implemented further measures to ensure the health and safety of all working on the Company's projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com